Exhibit 99.5

Meeting Notice for Annual Shareholders’ Meeting

(Summary Translation)

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

The 2017 Annual Shareholders’ Meeting (the “Meeting”) of ChipMOS TECHNOLOGIES INC. (the “Company”) will be held at 9:00 am., Friday, May 26, 2017 at Hsinchu Science Park Life Hub (located at Einstein Hall, 2F, 1 Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan).

1.	The agenda of the Meeting is as follows:

I.	Report Items:

1.	Company’s 2016 business report.

2.	Audit Committee’s review report of the financial reports.

3.	Report of impairment loss on assets.

4.	Amendments to Procedures for Ethical Management and Guidelines for Conduct.

5.	Report of 2016 distribution of compensation to employees and directors.

6.	Report of merger regarding Company’s merger with its parent company, ChipMOS TECHNOLOGIES (Bermuda) LTD.

7.	Status of Company’s private placement.

8.	Adjustment of projected useful life for certain facilities and equipment.

9.	Explanation of not adopting shareholder’s proposal in the agenda.

II.	Matters for Ratification:

1.	Adoption of 2016 financial Statements.

2.	Adoption of 2016 earnings distribution plan.

III.	Matters for Discussion:

1.	Amendments to Company’s Articles of Incorporation.

2.	Amendments to Company’s Operational Procedures for Acquisition and Disposal of Assets.

3.	Distribution of cash to shareholders from capital surplus.

IV.	Other Proposals:

1.	To release restrictions under Article 209 of the Company Act regarding non-compete of directors.

V.	Special Motions

2.	The Board has approved cash distribution of NT$1 per share to shareholders. (NT$0.3 per share from profit and NT$0.7 per share from capital surplus)

3.	Proposal of releasing Directors from non-compete restriction under Article 209 of the Company Act. To release restriction on Chairman, Shih-Jye Cheng as the vice chairman of ChipMOS TECHNOLOGIES (Shanghai) LTD. and to release restriction on Director, Wen-Ching Lin as the chairman of Yann Yuan Investment Co., Ltd.

4.	(Omitted — not applicable to ADR holders)

5.	(Omitted — not applicable to ADR holders)

6.	(Omitted — not applicable to ADR holders)

7.	(Omitted — not applicable to ADR holders)

8.	(Omitted — not applicable to ADR holders)

9.	(Omitted — not applicable to ADR holders)

Sincerely,

The Board of Directors

ChipMOS TECHNOLOGIES INC.